Exhibit 1

AVRICORE HEALTH HOSTS 2023 ANNUAL GENERAL

MEETING AND WELCOMES NEW BOARD MEMBERS

VANCOUVER, BRITISH COLUMBIA – June 21, 2023) – AVRICORE HEALTH INC. (TSXV: AVCR) (the “Company” or “AVCR”) held its annual general meeting to elect directors, appoint its auditor and accept a new stock option plan to support the company’s continued growth.

“It’s been another amazing year of significant growth and accomplishments and everyone on the team is really excited to get to our next milestones,” said Hector Bremner, CEO of Avricore Health Inc. “We are invigorated by the positive changes in policy and funding of the pharmacy sector and we’re enjoying growing support for HealthTab’s mission to bring chronic and infectious disease screening to pharmacies around the world.”

Prior to the meeting, shareholders received an Information Circular outlining key resolutions and had the opportunity to vote in advance of the meeting. All resolutions proposed by management passed with a majority of votes cast prior to the deadline and were unanimously accepted during the meeting.

Resolutions of note included:

Board Changes

The Company welcomed the re-election of Chairman and Director David Hall, as well as Directors Alan Arnstein, Robert Sindelar, PhD., Rodger Seccombe, and Hector Bremner. Changes for this year included David Farnfield leaving the board but remaining a valued advisor. Also, the addition of two new independent directors:

Christine Hrudka - Ms. Hrudka is a Canadian pharmacist, entrepreneur, leader, public speaker, and advocate for women in business. She owned chain and independent pharmacies, served as Chair of the Canadian Pharmacy Association, and has led the advancement of many critical topics provincially, nationally, and internationally. She is a board member of Pharmacy Association of Saskatchewan, the North American representative of the World Pharmacy Council, and an Ad-hoc member of the Minister Anand COVID-19 Supply Council. She also served as Director of Pharmapod, Director and committee member of Governance and Compensation, Smart Employee Benefits, Board chair of Aither Ingredient Corporation and Member-at-Large, University of Saskatchewan Senate. She has volunteered for many community boards such as SREDA, YWCA, United Way, and WESK. Christine holds a B.Sc. in Pharmacy (BSP) and a designation from the Institute of Corporate Directors, Designation (ICD.D).

Thomas W. Teahen - Mr. Teahen served as president and CEO of the Ontario Workplace Safety and Insurance Board 2015-2021. He also served as chief of staff to the Ontario Minister of Labour, Minister of Education and to the Office of the Premier of Ontario during the period 2005 - 2015. Prior to that Mr. Teahen practiced law in the areas of labour and employment law, civil litigation and administrative law. Mr. Teahen currently serves as the Senior Vice President Advanced Fuels for Greenfield Global.

Options Grant

The Company announces that the Board of Directors has approved the granting of a total of 400,000 stock options (the “Options”) to the two new directors. The Options are exercisable at $0.20 per share for five years and vest one-quarter every three months commencing on the date of grant.

Stock Option Plan

In addition to changes to the Board, the Company also elected to change the formula used to calculate the available options to the Company to grant to new recruits and other service providers as part of their compensation from the “rolling up to 10%” to a “fixed up to 20%” approach.

Currently, insider options, such as management and directors, is nearing the allowable 10% of issued and outstanding shares. Therefore, new options grants, if any, would be limited for insiders. However, as the Company expects to grow and require additional team members and consultants, the Board determined that it was in the best interest of the Company to have an appropriate amount of options on hand to attract and motivate those individuals providing services to the Company and its subsidiary, and thereby advance the Company’s interests, by affording such persons with an opportunity to acquire an equity interest the Company through the issuance of stock options.

The Company’s stock option plan which is consistent with TSXV policy and general practice was reviewed and accepted in advance by the TSXV, with the expectation of receiving shareholder approval.

Presentation/Q&A

As customary for the Company, a presentation and Q&A was held by CEO Hector Bremner. During this discussion, a review of current activities and a discussion around the Company’s outlook, as well as highlighting key developments, such as:

●	Record revenues in 2022 of nearly $1.8 million CAD.

●	Significant Q1 2023 growth year-over-year (x15 over 2022).

●	The Company has significantly expanded the number of Shoppers Drug Mart pharmacies to 532 locations nation-wide.

●	The addition of Abbott’s ID Now™ to more than 100 locations.

●	Significant expansion of pharmacist’s scope of practice across Canada and abroad, allowing for more services, such as point-of-care testing.

These positive developments mean stronger base-line revenues for the Company today, while also indicating significantly growing demand for HealthTab going forward. To review the presentation and discussion, click here.

About Avricore Health Inc.

Avricore Health Inc. (TSXV: AVCR) is a pharmacy service innovator focused on acquiring and developing early-stage technologies aimed at moving pharmacy forward. Through its flagship offering HealthTab™, a wholly owned subsidiary, the Company’s mission is to make actionable health information more accessible to everyone by creating the world’s largest network of rapid testing devices in community pharmacies.

About HealthTab™

HealthTab™ is a turnkey point-of-care testing solution that combines best-in-class point-of-care technologies with a secure, cloud-based platform for tackling pressing global health issues. With just a few drops of blood from a finger prick, the system generates lab-accurate results on the spot and data is reported in real time. The test menu includes up to 23 key biomarkers for screening and managing chronic diseases, such as diabetes and heart disease (e.g., HbA1c, Lipid Profile, eGFR). HealthTab™ has also recently added capabilities for bacterial and viral tests, such as strep and COVID-19.

The HealthTab™ network model is unlike anything in pharmacy today. It gives knowledgeable and trusted pharmacists a greater role in primary care delivery, while empowering patients to take more control of their health. It also reduces costs and waiting times and provides many potential revenue streams including equipment leasing & consumables, direct access testing, disease prevention & management programs, sponsored health programs, decentralized clinical trials, real world data (RWD) sets, and third-party app integration through API.

HealthTab™ Market Fast Facts

●	Point of Care Testing Market to reach $93.21 Billion USD in 2030 (Source)
●	Nearly 13.6 Million Canadians expected to be diabetic or prediabetic by 2030, with many undiagnosed (Source)
●	Over 1 in 3 Americans, approximately 88 million people, have pre-diabetes (Source)
●	Close to 160,000 Canadians 20 years and older are diagnosed with heart disease each year, often it’s only after a heart attack they are diagnosed. (Source)
●	There are more that 10,000 pharmacies in Canada, 88,000 pharmacies in the US, nearly 12,000 in the UK.

Contact:

Avricore Health Inc.

Hector Bremner, CEO 604-773-8943
info@avricorehealth.com

www.avricorehealth.com

Cautionary Note Regarding Forward-Looking Statements

Information in this press release that involves Avricore Health’s expectations, plans, intentions, or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. In this press release, forward-looking statements include statements regarding: the completion of the placement and the expected timing thereof and the Company’s expected use of proceeds from the placement; the unique features that the HealthTab™ platform offers to pharmacists and patients. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health’s management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a few risks, uncertainties, and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore’s public filings. These forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update them publicly to reflect new information or the occurrence of future events or circumstances, unless otherwise required to do so by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.